ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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March 8, 2021

Katherine Bagley

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:370 Markets LLC

Offering Statement on Form 1-A Filed December 14, 2020

File No. 024-11383

Dear Ms. Bagley:

Please accept this letter and filing of the amended Form 1-A/A in response to the Commission’s correspondence to Gerome Daren Sapp, CEO of 370 Markets LLC dated March 2, 2021.

Amendment No. 1 to Offering Statement on Form 1-A Filed February 16, 2021 Use of Proceeds, page 48

We note your response to comment 3, and your amended disclosure on page 48. Please further amend your disclosure to clarify the use of the "cash portion" of each of the series proceeds, disclosed in the first line of each table in this section. In this regard, it appears that the cash portion of each series is separate than the cash portion of the asset cost of each series. Please explain the difference between these two line items.

Additional language has been added in the latest filing above the charts to clarify the difference between the two line items.

III. Exhibits, page 114

We note your response to comment 8, and your amended disclosure in your offering circular and subscription agreement. Please amend your operating agreement to disclose, as you do in your offering circular, that the exclusive forum provision does not extend to federal securities law claims. As a related matter, we note the jury trial waiver provision in your operating agreement. Please amend the disclosure in your offering circular to describe the jury trial waiver provision, and amend your offering circular and exhibit to describe the extent to which it applies to federal securities law claims. Finally, please disclose whether the provision applies to purchasers in secondary transactions.

The jury trial waiver provision was removed from the operating agreement and the amended  operating agreement has been filed to address this comment. In addition, the amended operating agreement now reflects that the that the exclusive forum provision does not extend to federal securities law claims.

General

It appears that your website may be a solicitation of interest in your offering, and may in the future, once your offerings are qualified, be an offer. Please update your website to include a hyperlink to the most recent offering circular for each series, as required under Rule 251(d)(1)(iii) of Regulation A, and appropriate legends, as required under Rule 255 of Regulation A. Alternatively, please provide us with your legal analysis as to why you do not believe you are required to include the legend and hyperlink on your website.

The website has been updated to include hyperlinks and to have Rule 255 legends.  In addition, a Testing The Waters exhibit has been added to the latest filing.

We look forward to the Commission’s response and to addressing any further questions or comments or to receiving word that no further comments are forthcoming so qualification may be requested.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar